Friday, 12 April 2019

Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 S Street, NE

Washington, DC 20549-0213

℅ Keira Nakada (202) 551-3659

nakadak@sec.gov

Via Email and Certified Mail No 7017 0190 0000 0393 0114

Re: Generex Biotechnology Corp.

Form 10-Q for the Period Ended 31 January 2019

Filed 25 March 2019

Form 8-K Dated 25 March 2019

Filed 27 March 2019

File № 000-25169

Ms. Nakada:

We are in receipt of your correspondence dated 29 March 2019, concerning posing comments regarding the aforementioned periodic filings.

To wit, you requested specific responses to the following:

•	The date of the conclusion regarding the non-reliance and identification of the financial statements and years or periods covered that should no longer be relied upon (i.e. disclose whether the errors relate only to the quarterly period ending January 31, 2019 or include other periods presented in the Form 10-Q)

Tuesday, 26 March 2019. Due to a breakdown in communication, the Company became aware of a material misstatement on Tuesday, 26 March 2019. Accounting staff was aware of a potential issue no later than 23 March 2019, and did not upwardly communicate any potential material impacts resulting from the potential issue.

The company is not aware of any error effecting prior periods and the company finds it highly unlikely that the contemplated error could effect prior periods. (i.e. misclassification of intercompany revenue from an acquisition recently acquired)

•	A brief description of the facts underlying the non-reliance conclusion including the nature of the errors and what caused them; and

Misclassification of Intercompany Revenues as Revenues. The Company erroneously mis-posted 3 transactions that were supposed to be characterized as intercompany revenue, and were characterized as revenue. The mis-posting inflated revenues approximately $1,400,000.

Company’s accounting staff had exceeded their capacity with three acquisitions and an imminent 10-Q deadline.

Communications between the Company, the acquired business line, and the auditor, had ceased to be effective and the staff was overwhelmed.

•	A statement of whether the audit committee discussed the matters disclosed with your independent accountants.

The audit committee had not discussed the matter with the accounting staff and was notified by the auditor after the filing of the 10-Q. After the filing of the 10-Q, the chair of the audit committee became involved. Executive level management had not notified the audit committee because they were not aware of a problem until the problem happened, and then were relatively certain as to what the problem was after the problem happened and were confident in their ability to fix the problem after becoming aware of the problem.

The company is diligently working with the audit committee and auditor, and expects to file a 10-Q/A as soon as practicable.

Sincerely,

Generex Biotechnology Corp.

Marshal Shichtman, Esq.

By: Marshal Shichtman, General Council